Exhibit 99.1

Media Release

Planegg/Munich, Germany, May 21, 2021

MorphoSys To Participate in UBS Global Healthcare Conference

MorphoSys AG (FSE & NASDAQ: MOR) today announced that Jean-Paul Kress, M.D., the company’s Chief Executive Officer, will participate in a fireside chat at the UBS Global Healthcare Conference on Tuesday May 25, 2021 at 7:00 a.m. Eastern Time.

Live audio of the fireside chat can be accessed from the Media and Investors section under Conferences on MorphoSys’ website, www.morphosys.com. A replay of the webcast will also be available on MorphoSys’ website.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies which are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis – became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of MorphoSys’ proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma.

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 600 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

For more information, please contact:

Media Contacts:	Investor Contacts:
Thomas Biegi	Dr. Julia Neugebauer
Vice President	Senior Director
Tel.: +49 (0)89 / 89927 26079	Tel: +49 (0)89 / 899 27 179
thomas.biegi@morphosys.com	julia.neugebauer@morphosys.com

Jeanette Bressi	Myles Clouston
Director, US Communications	Senior Director
Tel: +1 617-404-7816	Tel: +1 857-772-0240
jeanette.bressi@morphosys.com	myles.clouston@morphosys.com